Exhibit 99.1

Abits Group Inc Reports Full Year 2025 Results  with 37% Revenue Growth; Expands Bitcoin Mining Operations to 760 PH/s Combined Hash Rate

HONG KONG, April 29, 2026 — Abits Group Inc (Nasdaq: ABTS) (“Abits” or the “Company”), a BVI-incorporated company that operates bitcoin mining and colocation hosting services in Tennessee, United States through its subsidiary, Abit USA, Inc, today announced that it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report is available on the SEC’s website at www.sec.gov and on the Company’s website at www.abitsgroup.com.

FISCAL YEAR 2025 FINANCIAL HIGHLIGHTS

Revenue: $9.13 million for the year ended December 31, 2025, representing a 37% increase compared to $6.71 million in fiscal year 2024.

Gross Profit from Operations: $3.68 million, reflecting a gross margin of approximately 40%, compared to $3.38 million in the prior year.

Bitcoin Holdings: The Company increased its bitcoin treasury from 2.58 BTC at the beginning of the year to 15.99 BTC as of December 31, 2025, reflecting management’s confidence in the long-term value of bitcoin.

Mining Output: 89.09 BTC mined during fiscal 2025 across the Company’s Duff and Memphis, Tennessee operations, including 27.87 BTC from the newly commissioned Memphis site.

Total Assets: $10.91 million as of December 31, 2025. Shareholders’ equity was $7.78 million.

FISCAL YEAR 2025 OPERATIONAL HIGHLIGHTS

Memphis Site Launch: The Company commenced mining operations at its new Memphis, Tennessee facility in late March 2025 under a hosting arrangement with 4545 S Mendenhall LLC, with initial power capacity of 12 MW, expandable to 22 MW. The Memphis site contributed $2.90 million in revenue for the period.

Fleet Expansion: During 2025, the Company added 190 units of Antminer S19XP and 315 units of Antminer T21, bringing total fleet capacity at the Duff site to approximately 500 PH/s in the first quarter of 2025  . As of April 6, 2026, the Company’s combined Tennessee operations comprise 4,775 mining units with approximately 760 PH/s of total hash power.

Hosting Revenue: The Company commenced third-party hosting services in 2024 and generated $309,091 in hosting fees during fiscal 2025, diversifying its revenue base beyond direct bitcoin mining.

Cost Efficiency: Water costs at the Duff site decreased by 48% year-over-year, from $571,053 in 2024 to $295,135 in 2025, following infrastructure improvements including an expanded water reservoir for hydro-power substitution in cooling operations. The Company’s contracted electricity rate remains approximately $0.04 per KWh.

CFO Transition: Effective January 1, 2026, Mr. Kai Zhang was appointed as Chief Financial Officer of the Company, succeeding Mr. Wanhong Tan, who retired after years of dedicated service in building the Company’s financial reporting infrastructure.

MANAGEMENT COMMENTARY

“Fiscal year 2025 was a milestone year for Abits. We successfully launched our Memphis facility, nearly doubled our hash rate capacity, and grew revenue by 37% despite the impact of Bitcoin’s April 2024 halving on mining rewards,” said Conglin (Forrest) Deng, Chief Executive Officer of Abits Group. “We also made a deliberate strategic decision to begin accumulating bitcoin on our balance sheet, increasing our holdings more than six-fold during the year. We enter 2026 with our strongest operational foundation to date, and we remain focused on disciplined growth, operational efficiency, and long-term value creation for our shareholders.”

RECENT DEVELOPMENTS

In February 2026, the Company closed a registered direct offering of ordinary shares and pre-funded warrants for gross proceeds of approximately $2.1 million to support general corporate purposes and working capital.

In March 2026, the Company acquired an additional 200 units of new Antminer T21 miners, deployed at its Duff, Tennessee facility, further strengthening its mining capacity.

ABOUT ABITS GROUP INC

Abits Group Inc (Nasdaq: ABTS) is a bitcoin mining company incorporated in the British Virgin Islands, operating through its wholly-owned U.S. subsidiary, Abit USA, Inc. The Company operates self-owned and hosted bitcoin mining facilities in Tennessee, United States. For more information, please visit www.abitsgroup.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events. Investors can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “future” or similar expressions. Such statements are subject to risks and uncertainties that could cause actual results to differ materially, including the price and volatility of bitcoin, regulatory changes affecting cryptocurrency mining, our ability to manage and expand our operations, and other risks detailed in the Company’s filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law.

INVESTOR RELATIONS CONTACT

Abits Group Inc

Email: ir@abitgrp.com

Website: www.abitsgroup.com

Nasdaq: ABTS

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

	As Of	As Of	As Of
	December 31, 2025	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$83,837	$1,118,929	$884,199
Receivables, other receivables and prepayments	816,847	558,707	774,345

Total current assets	900,684	1,677,636	1,658,544
Digital assets	1,483,451	257,753	1,194,157
Property, equipment and vehicles	8,530,215	9,435,908	9,465,567
TOTAL ASSETS	$10,914,350	$11,371,297	$12,318,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable, other payable and accruals	$1,258,579	$990,346	$1,005,608
Short-term loan from unrelated third party	1,500,000	-	-
Total current Liabilities	2,758,579	990,346	1,005,608
Non-Current Liabilities
Long-term loan from unrelated third party	375,000	-	-
Total Liabilities	$3,133,579	$990,346	$1,005,608

Stockholders’ Equity(1)
Preferred stock, no par value, authorized; unlimited shares, 333,333 shares issued and outstanding as of December 31, 2025, December 31 2024 and December 31, 2023	$5,050	$5,050	$5,050
Common stock, no par value, authorized: unlimited shares. Issued and outstanding: 2,369,995 shares as of December 31, 2025, and December 31, 2024 and December 31, 2023	35,554	35,554	35,554
Additional paid-in capital	89,556,913	89,290,193	89,290,193
Accumulated deficit	(81,672,879)	(78,803,383)	(77,893,723)
Accumulated other comprehensive income	(143,867)	(146,463)	(124,414)
Total Shareholders’ Equity	7,780,771	10,380,951	11,312,660
Total Liabilities and Shareholders’ Equity	$10,914,350	$11,371,297	$12,318,268

(1)	All year results have been adjusted for the reverse stock split effective March 10, 2025.

ABITS GROUP INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended	Year Ended	Year Ended
	31-December-2025	31-December-2024	31-December-2023
Revenue	$9,128,666	$6,711,225	$1,681,533
Direct costs of revenue	(5,452,168)	(3,335,819)	(455,468)
Profit from operations	3,676,498	3,375,406	1,226,065
General and administrative expenses	(2,545,907)	(2,085,518)	(1,469,403)
Depreciation	(3,519,286)	(2,626,332)	(436,451)
Write-off of miners	(474,872)	-	(4,530,950)
Provision for diminution of miners	-	-	(7,364,650)
Profit/(Loss) on disposal of miners and other net income	1,780	34,830	(83,125)
Changes in value of digital assets	381,669	535,115	92,115
Finance expense	(286,102)	(31,794)	(18,851)
Loss before tax	(2,766,220)	(798,293)	(12,585,250)
Taxation	(103,276)	(111,367)	-
Loss after tax	(2,869,496)	(909,660)	(12,585,250)
Foreign exchange adjustment	2,596	(22,049)	(20,053)
Comprehensive loss for the year	$(2,866,900)	$(931,709)	$(12,605,303)

Basic and diluted loss per ordinary share (1)	$(1.21)	$(0.39)	$(5.32)
Basic and diluted average number of ordinary shares outstanding (1)	2,369,995	2,369,995	2,369,995

(1)	All year results have been adjusted for the reverse stock split effective March 10, 2025.

ABITS GROUP INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023

Net loss for the year	$(2,869,496)	$(909,660)	$(12,585,250)
Adjustments to reconcile to non-cash used in operating activities:
Depreciation of property, equipment and vehicles	3,531,388	2,626,332	4,973,729
Write-off of miners	474,872	-	7,364,650
Compensation	266,720	-	-
Changes in operating assets and liabilities:
Other receivables and prepayments	(418,140)	215,638	2,400,297
Other payables and accruals	268,233	(15,262)	(397,513)
Account prepaid and other deposits	160,000	-	-
Net cash generated from/(used in) operating activities	1,413,577	1,917,048	1,755,913
Cash flows from investing activities:
Purchase of property and equipment	(3,100,567)	(2,596,673)	(9,250,538)
Utilization of digital assets	(1,225,698)	936,404	5,893,591
Net cash investing activities:	(4,326,265)	(1,660,269)	(3,356,947)
Cash from financing activities
Loan from unrelated third party	3,000,000	-	-
Repayment of loans from unrelated third party	(1,125,000)	-	-
Net cash in financing activities	1,875,000	-	-
Net cash flows for the year	(1,037,688)	256,779	(1,601,034)
Effect of exchange rates on cash and cash equivalents	2,596	(22,049)	(20,053)
Net (decrease)/increase generated from cash and cash equivalents	(1,035,092)	234,730	(1,621,087)
Cash and cash equivalents, beginning of year	1,118,929	884,199	2,505,286
Cash and cash equivalents, end of year	$83,837	$1,118,929	$884,199